

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2015

Bernardo Hees
Chief Executive Officer
H.J. Heinz Holding Corporation
One PPG Place
Pittsburgh, PA 15222

> **Re:** **H.J. Heinz Holding Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 27, 2015**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed May 28, 2015**
> **File No. 333-203364**

Dear Mr. Hees:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Statements, page 118

Note 5. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 127

1.   We note the closing share price of Kraft used to calculate the fair value of total purchase consideration transferred in adjustment (b) is May 12, 2015. The most recent stock price at the time of filing should be used to determine the value of stock to be issued in a transaction not yet consummated. Therefore, in your next amendment, please update the Kraft closing share price and date used to calculate the fair value of common stock and equity based awards to be issued as purchase consideration in your pro forma adjustments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief